UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September, 2009
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Two company announcements made on September 1, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: September 2, 2009	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: September 1, 2009
URL: http://www.komatsu.com/
Regarding the Determination of the Exercise Price of Stock Acquisition Rights
as Stock Options to Company Directors
Komatsu Ltd. (hereinafter “Company”) hereby makes the following announcement: the exercise price of the stock acquisition rights to be issued as stock options (hereinafter “Stock Acquisition Rights”) to its directors and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 14, 2009.
[Description]
1.	Total number of the Stock Acquisition Rights: 239 rights

2.	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights:
The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (“The Number of Shares Granted”) shall be 1,000 shares

3.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights: Amount of assets to be paid upon the exercise of each Stock Acquisition Right:
1,729,000 yen
Paid-in amount of each share to be issued upon the exercise of the Stock Acquisition Rights (the “Exercise Price”):
1,729 yen
4.	Total amount of issue value of the shares to be issued by the exercise of the Stock Acquisition Rights:
413,231,000 yen
5.	Subscription amount to be paid for each Stock Acquisition Right (“The subscription amount”):
643,000 yen (The subscription amount of each share: 643 yen)
However, no payment of money should be required.
[Reference]
(1)	Date of the resolution of shareholders at the 138th Ordinary General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights: June 22, 2007

(2)	Date of the resolution of the Board of Directors resolving the details of the terms and conditions of the issuance of the Stock Acquisition Rights: July 14, 2009

(3)	Allotment date of the Stock Acquisition Rights (Issue Date): September 1, 2009

(4)	Exercise period for the Stock Acquisition Rights: From September 1, 2010 to August 31, 2017
(end)

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: September 1, 2009
URL: http://www.komatsu.com/
Regarding the Determination of the Exercise Price of Stock Acquisition Rights
as Stock Options to Employees and Others
Komatsu Ltd. (hereinafter “Company”) hereby makes the following announcement: the exercise price of the stock acquisition rights to be issued as stock options (hereinafter “Stock Acquisition Rights”) to employees and directors of major subsidiaries of the Company and other related items were decided on the date hereof pursuant to the resolution passed at the meeting of the Board of Directors held on July 14, 2009.
[Description]
1.	Total number of the Stock Acquisition Rights: 403 rights

2.	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights:
The shares to be issued for the Stock Acquisition Rights shall be ordinary shares, and the number of shares subject to one Stock Acquisition Right (“The Number of Shares Granted”) shall be 1,000 shares

3.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights: Amount of assets to be paid upon the exercise of each Stock Acquisition Right:
1,729,000 yen
Paid-in amount of each share to be issued upon the exercise of the Stock Acquisition Rights (the “Exercise Price”):
1,729 yen
4.	Total amount of issue value of the shares to be issued by the exercise of the Stock Acquisition Rights:
696,787,000 yen
[Reference]
(1)	Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding the Stock Acquisition Rights for shareholders’ approval at the 140th Ordinary General Meeting of Shareholders:
May 15, 2009

(2)	Date of the resolution of shareholders at the 140th Ordinary General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights: June 24, 2009

(3)	Date of the resolution of the Board of Directors resolving the details of the terms and conditions of the issuance of the Stock Acquisition Rights: July 14, 2009

(4)	Allotment date of the Stock Acquisition Rights (Issue Date): September 1, 2009

(5)	Subscription amount to be paid for each Stock Acquisition Right: No consideration shall be paid.

(6)	Exercise period for the Stock Acquisition Rights: From September 1, 2010 to August 31, 2017
(end)